UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
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                                Amendment No. 22


                              Thermodynetics, Inc.
                                (Name of Issuer)



          Common Stock                                     883622
  (Title of Class of Securities)                       (CUSIP Number)


                                Robert A. Lerman
                               (Reporting Person)


                             Kenneth B. Lerman, P.C.
               651 Day Hill Road, Windsor, Connecticut 06095-0040
                            Telephone (860) 285-0700
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                December 5, 2001
             (Date of Event which Requires Filing of this Statement)



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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ]. (See Rule 13d-7.)

                         (Continued on following pages)
                                   Page 1 of 4

CUSIP No. 883622                   Schedule 13D                      Page 2 of 4



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1.   Name of reporting person:
                                      Robert A. Lerman

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2.   Check the appropriate box if a member of a group.              (a) [ ]
                                                                    (b) [X]

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3.   SEC USE ONLY

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4.   Source of Funds:
              PF, OO -- Promissory note payable to the Company bearing interest at the Prime Rate.

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5.   Check box if disclosure of legal proceedings is required pursuant to items 2(d) or  2(e). [ ]

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6.   Citizenship or place of organization:
                                                 United States

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                            7.  Sole Voting Power
                                              4,117,001

                            ----------------------------------------------------
NUMBER OF                   8.  Shared voting power:
SHARES                                           99,384
BENEFICIALLY
OWNED BY                    ----------------------------------------------------
EACH                        9.  Sole dispositive power:
REPORTING PERSON                              4,117,001
WITH:
                            ----------------------------------------------------
                            10. Shared dispositive power:
                                                 99,384

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11.  Aggregate amount beneficially owned by each reporting person:

                                  4,216,385

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12.  Check box if the aggregate amount in row (11) excludes certain shares: [X]

                                  See Item 5.

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13.  Percent of class represented by amount in row (11):

                  twenty-three and two-tenths of one percent (23.2%)

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14.  Type of reporting person:

                                           IN

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

CUSIP No. 883622                    Schedule 13D                     Page 3 of 4


Item 1.   Security and Issuer

          Issuer:               Thermodynetics, Inc. (the "Company")

          Executive Office:     651 Day Hill Road
                                Windsor, Connecticut 06095

          Securities:           Common Stock, $.01 par value

Item 2.   Identity and Background

          Name:           a)    Robert A. Lerman (the "Reporting Person")

          Address:        b)    Thermodynetics, Inc.
                                651 Day Hill Road
                                Windsor, CT  06095

          Occupation:     c)    President of the Company.

          Convictions:    d)    None

          Proceedings:    e)    None

          Citizenship:    f)    United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

          PF, OO -- Promissory note payable to the Company bearing interest at the Prime Rate.

Item 4.   Purpose of Transaction

          The Reporting Person has no intention or desire to gain control of the Issuer for purposes of liquidation, sale of assets, acquisition or merger. The Reporting Person may from time to time purchase additional shares through open market purchases.

Item 5.   Interest in Securities of the Issuer

(a) *4,216,385* shares are beneficially owned by Reporting Person as of the date hereof, which equals twenty-six and one-tenths of one percent (26.1%) beneficial ownership.

          The above includes *99,384* shares held in trust for Reporting Person under the Company's 401(k) Plan. The above excludes from beneficial ownership a total of *1,134,803* shares held for all participating employees in trust by Reporting Person as a trustee along with two other trustees of the Company's 401(k) Plan. The above excludes *244,525* shares owned by Reporting Person's Spouse.

          (b)(i) Reporting Person has the sole voting and dispositive power over 4,117,001 shares.

          (ii) Reporting Person has shared voting and dispositive power over 99,384 shares held in trust for the Reporting Person by the Company's 401(k) Plan. Reporting Person has shared voting and dispositive power over *1,134,803* shares which are held in trust for all participating employees by Reporting Person as a trustee along with two other trustees of the Company's 401(k) Plan; such 1,134,803 shares are excluded from such calculation.

          (iii) Reporting Person has no voting or dispositive power over the 244,525 shares owned by his spouse.

CUSIP No. 883622                    Schedule 13D                     Page 4 of 4


          (c) No transactions in the last 60 days from the date hereof or since Reporting Person's most recent Schedule 13D filing date, except for the transaction(s) reported below:

          Transaction                    No. Shares             Date
          -----------                    ----------             ----
          Exercise of Stock Option       1,948,182              December 5, 2001

          (d) No other person except Reporting Person has the right or power to receive proceeds or other benefits from a disposition of the shares.

          (e) Date Reporting Person ceased 5% beneficial ownership:

              Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Relationships with Issuer. Reporting Person is an officer and director, and a greater than ten percent beneficial shareholder of the Issuer. Reporting Person issued a promissory note in the original principal amount of $107,150.01, payable to the Company and bearing interest at the Prime Rate, as payment for the exercised options reported herein.

          Disclaimer of Group. Because Reporting Person has his own investment, holding and voting criteria and guidelines, the Reporting Person disclaims, in particular, membership in any group which individually includes his spouse. Reporting Person disclaims any beneficial ownership in his spouse's shares, and this filing is not an admission of any claim of ownership or of any pecuniary interest in such shares.

Item 7.   Exhibits

          Promissory Note.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             January 8, 2002
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(Date)

        /s/ Robert A. Lerman
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(Signature)

Robert A. Lerman, President and a Director
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(Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                               Exhibit to Item 7
                           COMMERCIAL PROMISSORY NOTE

$107,150.01                                                     December 5, 2001
                                                            Windsor, Connecticut


     FOR VALUE RECEIVED, Robert A. Lerman ("Obligor") with a residence of 20576 Linksview Circle, Boca Raton, Florida 33434 promises to pay to the order of Thermodynetics, Inc. ("Lender") a Delaware corporation with its principal offices at 651 Day Hill Road, Windsor, CT 06095, at its principal offices or at such other place as Lender may designate, the principal sum of: One Hundred Seven Thousand One Hundred Fifty 01/00 ($107,150.01) Dollars with interest from the date hereof and at the variable rate of interest and in the manner hereinafter provided upon the unpaid balance of this Note in legal tender of the United States of America on or before January 15, 2007 ("Maturity Date").

     Payments of Principal and Interest. The entire principal balance together with accrued unpaid interest and any due but unpaid costs and expenses shall become due and payable on the Maturity Date, together with all lawful taxes (except income taxes) and assessments levied thereon, or upon the holder hereof with respect to the same, together with all costs and reasonable attorney fees in the event that this Note is placed in an attorney's hands for collection, or in any proceedings to collect said sums or in any litigation or default under this Note, with interest on the outstanding principal balance at a rate per annum at all times equal to the variable rate of interest known as the "Wall Street Journal Prime Rate" ("Prime Rate"), provided, however, such rate shall not exceed the maximum applicable legal rate of interest. The "Wall Street Journal Prime Rate" is the variable-rate of interest published in The Wall Street Journal, Eastern Edition, ("Journal") under the designation "Money Rates" and shown as the "Prime Rate" or "base rate on corporate loans at large U.S. money center commercial banks". If the designations described above in quotation marks are changed by the Journal, Lender can use designations used by the Journal which in Lender's reasonable judgment are comparable to the above designations. If this index is no longer available, Lender will use a national index which in Lender's reasonable judgment is comparable to the above index.

     Calculation of Prime Rate. The Prime Rate may change daily, when and as the Journal publishes the "Wall Street Journal Prime Rate" changes. The days on which the Prime Rate may change are called "Change Dates". The new interest rate shall automatically change upon publication by the Journal of such new rate. The new interest rate will become effective on each Change Date without any notice. The Prime Rate on this note shall be computed on the basis of a year of 365 days and actual days elapsed.

     Prepayment. This Note may be prepaid in whole or in part without premium or penalty. Any partial prepayments shall be applied in the inverse order of maturity.

     Late Charges. If this Note is not paid in full on the date of maturity or upon the exercise by the Lender of its rights in the event of Obligor's default, interest on unpaid balances shall thereafter be payable at a fluctuating interest rate per annum equal to three (3%) percent greater than the rate of interest specified herein.

     Events of Default. At the option of the holder, this note shall become immediately due and payable without notice or demand upon the occurrence at any time of any of the following events of default: (1) the failure by Obligor to pay when due any principal, interest, fees, costs and expenses due to the holder hereunder or otherwise; (2) if any statement, representation or warranty made in or in connection with the loan evidenced by this note; (3) the institution by or against Obligor of any proceedings pursuant to the United States Code entitled "Bankruptcy" (commonly referred to as the Bankruptcy Code) or any other law in which Obligor is alleged to be insolvent or unable to pay its debts as they mature or the making by Obligor of an assignment for the benefit of creditors;
(4) the service upon the holder hereof of a writ in which the holder is named as trustee of Obligor; or (5) the occurrence of a material breach, which is not cured or is continuing, of the covenants to protect the Company's Confidential Information and covenants not to compete with the Company under that certain Employment Agreement dated as of April 1, 1996, as amended, between Obligor and the Lender.

     Upon an event of default, any salaries, compensation, deposits, or other sums at any time credited by or due from the Lender to Obligor, and any securities or other property of Obligor, in the possession of the Lender, may at

Commercial Promissory Note
Payee:  Thermodynetics, Inc.
Page 2

any and all times be held and treated as security for the payment of the liabilities hereunder; and the Lender may apply or set off such deposits or other sums, at any time, and without notice to Obligor against any of such liabilities, whether or not the same have matured, and whether or not other collateral is available to the Lender.

     Prejudgment Remedy Waiver.

     Obligor agrees to pay all costs of collection including reasonable fees of attorneys.

     THE OBLIGOR HEREBY REPRESENTS, WARRANTS AND ACKNOWLEDGES THAT THE TRANSACTION OF WHICH THIS NOTE IS A PART IS A COMMERCIAL TRANSACTION AND IS GOVERNED BY THE STATUTES OF THE STATE OF CONNECTICUT. THE OBLIGOR ACKNOWLEDGES THAT THE LOAN EVIDENCED BY THIS NOTE IS A COMMERCIAL TRANSACTION AND WAIVES ALL RIGHTS TO NOTICE AND A HEARING UNDER CHAPTER 903A OF THE CONNECTICUT GENERAL STATUTES, AS AMENDED, WITH RESPECT TO PREJUDGMENT REMEDY AS DEFINED THEREIN, AND FURTHER WAIVES DILIGENCE, DEMAND, PRESENTMENT FOR PAYMENT, NOTICE OF DISHONOR, PROTEST AND NOTICE OF PROTEST, AND NOTICE OF RENEWALS OR EXTENSIONS OF THIS NOTE, AND AGREES THAT THE TIME FOR PAYMENT OF THIS NOTE MAY BE EXTENDED WITHOUT AFFECTING ITS LIABILITY THEREON.

     No delay or omission on the part of the holder in exercising any right hereunder shall operate as a waiver of such right or of any other right of such holder, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. Every one of Obligor and every indorser or guarantor of this note regardless of the time, order or place of signing waives presentment, demand, protest and notices of every kind and assents to any one or more extensions or postponements of the time of payment or any other indulgences, to any substitutions, exchanges or releases of collateral if at any time there be available to the holder collateral for this note, and to the additions or releases of any other parties or persons primarily or secondarily liable.

     All rights and obligations hereunder shall be governed by the law of the State of Connecticut.

Witness:                             OBLIGOR:



                                     By:    /s/
----------------------------            ----------------------------------------
                                           Robert A. Lerman